Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 20, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jeff Foor

Re: Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

Amendment No. 130

Dear Mr. Foor:

This letter responds to your comments on Post-Effective No. 130 (“PEA No. 130”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”). PEA No. 130 seeks to register shares of two new portfolios of the Registrant: the Recurrent Natural Resources Fund and the Recurrent MLP Infrastructure Fund (together, the “Funds”). We note that the Recurrent MLP Infrastructure Fund’s name has been updated from PEA No. 130 to “Recurrent MLP & Infrastructure Fund.” Registrant also notes that it has removed all references to Class A shares from the Funds’ registration statement.

1.	Comment: For each of the Funds, please provide a completed fee table and expense example prior to the Funds’ effectiveness.

Response: The completed fee table and expense example for each Fund are presented on the following pages.

October 20, 2017

Recurrent Natural Resources Fund:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about how to purchase shares of the Fund is available in the section entitled HOW TO PURCHASE SHARES beginning on page 34 of this Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Distribution (12b-1) and Service Fees	None
Other Expenses(1) Shareholder Servicing Fees Other Expenses Total Other Expenses	0.10% 1.24% 1.34%
Total Annual Fund Operating Expenses	2.24%
Expense Waiver(2)	(0.99)%
Total Annual Fund Operating Expenses After Expense Waiver	1.25%
(1)	Based on estimated amounts for the current fiscal year.
(2)	The Fund’s advisor has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least November 1, 2018 to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any taxes, short selling expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.25% of average daily net assets attributable to Class I shares. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the advisor. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Class I	$127	$605

October 20, 2017

Recurrent MLP & Infrastructure Fund

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about how to purchase shares of the Fund is available in the section entitled HOW TO PURCHASE SHARES beginning on page 34 of this Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Distribution (12b-1) and Service Fees	None
Other Expenses(1) Shareholder Servicing Fees Other Expenses Total Other Expenses	0.10% 1.74% 1.84%
Total Annual Fund Operating Expenses	2.74%
Expense Waiver(2)	(1.49)%
Total Annual Fund Operating Expenses After Expense Waiver	1.25%

(1)	Based on estimated amounts for the current fiscal year.
(2)	The Fund’s advisor has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund until at least November 1, 2018 to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any taxes, short selling expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.25% of average daily net assets attributable to Class I shares. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the advisor. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Class I	$127	$709

October 20, 2017

2.	Comment: For each Fund, in the section “Fees and Expenses of the Fund,” please include the page number of the prospectus where more information regarding how to purchase shares may be found.

Response: The Registrant will revise the disclosure as requested.

3.	Comment: Footnote 2 to each Fund’s Fee Table states that the investment adviser has contractually agreed to reduce each Fund’s fees and/or absorb expenses of each Fund. Please supplementally confirm that the fee waiver for each Fund will run for at least one year from the date of the prospectus.

Response: Registrant confirms that each Fund’s fee waiver will run for at least one year from the date of the prospectus.

4.	Comment: With respect to the Recurrent Natural Resources Fund, please consider revising the Fund’s principal investment strategies section so that the Fund’s 80% policy meets the requirements under Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff does not consider the Fund’s current 80% policy to invest in “publicly traded equity and debt securities of U.S. companies involved in and dependent upon natural resources” to satisfy the 80% test requirement under Rule 35d-1. Please provide a definition of “natural resources” in the Fund’s principal investment strategy. Please consider modifying language in the first paragraph under the Fund’s Principal Investment Strategies section regarding companies related to consumption of natural resources to clarify which companies fall under this category. Please explain the Fund’s criteria for determining whether a security falls within the natural resources industry, and otherwise modify the disclosure to satisfy the 80% test.

Response: Registrant will revise the first paragraph of the Fund’s “Principal Investment Strategies” section as follows:

Principal Investment Strategies: The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in publicly traded equity and debt securities of U.S. natural resource-related companies. Natural resource-related companies are companies operating in the United States in a capacity related to the supply, production, distribution, refining, transportation and consumption of natural resources. The Fund will consider a company a natural resource-related company if the company is categorized within the following industries (according to Global Industry Classiﬁcation Standards (GICS) classiﬁcations): Chemicals, Construction Materials, Containers & Packaging, Energy Equipment & Services, Metals & Mining, Oil, Gas & Consumable Fuels, and Paper & Forest Products and include the following:

•	Energy Companies – companies across the energy supply chain spectrum, including upstream, midstream and downstream energy companies (i.e., companies engaged in exploration and production; gathering, transporting and processing, and marketing and distribution, respectively), of various energy sources such as natural gas, crude oil, refined products, coal and electricity, as well as companies that provide services to oil and gas companies.

October 20, 2017

•	Basic Materials – companies involved in producing, processing, transporting or distributing chemical, industrial metals, precious metals, construction materials, agricultural, paper and forest products.
•	Industrial Companies – industrial, containers and packaging, consumer, manufacturing and engineering and construction companies involved in the production, processing, distributing and transporting of natural resources.
•	Infrastructure Companies – companies which manufacture, install, own, operate or service assets that enable the connectivity of the supply and demand of natural resources.
•	Transportation and Logistics Companies – companies that provide solutions for transportation and logistics to the U.S. manufacturing industry.
5.	Comment: For each Fund, in the summary section of the prospectus entitled “Portfolio Managers,” please provide the month of the Fund’s inception.

Response: The Fund will revise the disclosure as requested.

6.	Comment: The name of the “Recurrent MLP Infrastructure Fund” suggests that the Fund will invest in infrastructure MLPs. For purposes of complying with Rule 35d-1 of the 1940 Act, please modify the Fund’s name to “Recurrent MLP and Infrastructure Fund” or otherwise to accurately reflect the Fund’s 80% policy.

Response: As noted above, Registrant has changed the Fund’s name to “Recurrent MLP & Infrastructure Fund.”

7.	Comment: The sixth bullet point in the Recurrent MLP & Infrastructure Fund’s “Principal Investment Strategies” section lists derivative instruments as one of the types of securities in which the Fund may invest. If the securities are part of the Fund’s 80% policy, please add disclosure in the prospectus that the derivative instruments will be valued at mark-to-market.

Response: Investments in derivative instruments will not be a principal investment strategy of the Fund, and such disclosure has been removed from the Fund’s “Principal Investment Strategies” description in the “FUND SUMMARIES” section.

8.	Comment: The third paragraph under the Recurrent MLP & Infrastructure Fund’s “Principal Investment Strategies” section states that the Fund will invest in certain fixed income securities. Please add disclosure regarding any maturity and/or duration parameters applicable to the Fund’s fixed income investments.

Response: Investments in fixed income securities will not be a principal investment strategy of the Fund, and such disclosure has been removed from the Fund’s “Principal Investment Strategies” description in the “FUND SUMMARIES” section.

9.	Comment: In the fourth paragraph under the Recurrent MLP & Infrastructure Fund’s “Principal Investment Strategies” section, please consider bolding or otherwise highlighting disclosure

October 20, 2017

regarding the Fund’s intent to be treated as a regular corporation, or “C” corporation, for U.S. federal income tax purposes.

Response: The disclosure has been bolded in response to the Staff’s comment.

10.	Comment: In the Funds’ “Principal Risk Factors” section, “Tax Risk – MLP Tax Risk” states that the Funds will receive a schedule K-1 each year with respect to the Funds’ MLP investments. Please confirm that Fund investors will receive timely 1099 forms from the Funds.

Response: Registrant so confirms.

11.	Comment: The Funds’ prospectus contains disclosure regarding certain sales charge waivers under the section “How to Purchase Shares – Sales Charge Waivers.” Please supplementally confirm that any sales load variation with respect to a Fund is specifically described in the prospectus or in an appendix thereto.

Response: The Funds will be offered without a sales charge. Disclosure related to sales charges and charge waivers has been removed from the prospectus.

12.	Comment: In the section of the prospectus “Tax Status, Dividends and Distributions – Dividends and Distributions: Recurrent Natural Resources Fund,” please clarify item (4) of the first sentence of the second paragraph, which states that an investor has the option to choose to “reinvest all dividends and capital gain distributions in additional Fund shares.” This option appears to be same as what the Fund will do with an investor’s dividends and distributions if the investor does not choose another option offered under this section.

Response: Registrant has revised the disclosure to address the Staff’s comment.

13.	Comment: In the section of the prospectus “Tax Status, Dividends and Distributions – Dividends and Distributions,” for each Fund, please provide contact information stating how shareholders can change their elections regarding dividends and distributions.

Response: Registrant will provide the disclosure as requested.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-2497 if you have any questions.

Sincerely yours,

/s/ Catherine A. DiValentino

Catherine A. DiValentino